EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED PROVIDES FURTHER UPDATE
 TO HORIZON PRIMARY UPGRADER INCIDENT
CALGARY, ALBERTA – JANUARY 10, 2011 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the “Company") is providing this third update regarding the fire that occurred on January 6, 2011 at its Horizon Primary Upgrader.  Investigations by Occupational Health and Safety ("OH&S") and the Canadian Natural Investigation team have been underway since the incident occurred. In addition, Canadian Natural has had a Recovery team in place since January 7, 2011 which has begun planning the work to repair and reinstate the equipment and derrick infrastructure damaged by the fire.

The following is an updated summary:

●
The fire occurred at approximately 3:30 pm on January 6, 2011 at the top of coke drum 1 B (1 of 4 coke drums used on the Horizon site numbered 1 A, 1 B, 2 A and 2 B), an area commonly referred to as the cutting deck.  The fire burned for approximately 3 hours and 45 minutes and was allowed to burn itself out, which is the safest way to manage this type of fire.

●	Five workers were injured during the incident. Four of which were medically cleared on January 6, 2011. One worker remains in hospital in Edmonton and is in stable condition.

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Air monitoring at the Horizon site and areas around the site, including Fort McKay, has been ongoing during and after the incident.  Reported air quality as determined by such measurements has been recorded at levels between 5 and 7 out of a scale of 100, with readings below 25 considered to be good air quality by Alberta Environment.

●	Workers on the Horizon site returned to their normal shifts on Friday morning, January 7, 2011.

●	OH&S and Canadian Natural’s Operations and its Investigation team are effectively working together to determine the causes of the incident.

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OH&S have now given Canadian Natural’s personnel access to key areas around the Primary Upgrader to ensure equipment can be flushed and made safe for winter conditions.  Additional access is expected to be granted to the upper decks of the cokers in the next few days to allow for the assessment of structural stability and to determine the extent of infrastructure required to be replaced.

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Canadian Natural has confirmed electronic and instrument communication exists with two coke drums (2 A and 2 B) and evaluation of the other two coke drums (1 A and 1 B) continues.  This would tend to indicate that damage to at least two of the coke drums (2 A and 2 B) is likely to be minimal and in addition visual observations indicate damage to all four coke drums may be minimal.

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.
Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.

●	It appears that the majority of the damage is located above the cutting deck and derrick infrastructure of coke drum 1 B.

●	A photographic based survey of the cokers is planned to be undertaken on January 11, 2011 to determine the extent of the damage to the derrick infrastructure.

●	Canadian Natural has started the procurement process for all necessary replacement components and parts for the repair of the cutting deck and derrick infrastructure above coke drums 1 A and 1 B.

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Although it is too early to conclusively determine at this stage, there is the possibility that two of the four coke drums (2 A and 2 B) could be started up in a shorter time frame allowing the Horizon plant to run at production rates roughly half of target capability until the repairs to the other coke drums (1 A and 1 B), cutting deck and derrick infrastructure is completed.

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While repairs to the damage caused by the fire are undertaken, Canadian Natural will take the opportunity to address maintenance backlog and potentially advance future turnaround work at the Horizon site, which should result in reduced maintenance downtime in the future.

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Canadian Natural maintains a US$2 Billion umbrella insurance package for the Horizon facility which should cover a substantial portion of the cost to repair damaged parts and equipment and which provides business interruption insurance to effectively cover ongoing operating costs incurred on the site after 90 days.

As Canadian Natural continues to gain access to the remaining areas of the Primary Upgrader and completes its assessment of the incident, the Company will continue to provide further updates.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations

2	Canadian Natural Resources Limited